August 31, 2015

Ms. Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Funds, Inc.

(File Nos. 333-124430 and 811-21761)

Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Ms. Vroman-Lee:

The following are responses to the comments you conveyed to me on August 26, 2015, regarding the preliminary proxy statement for Keeley Funds, Inc. (the “Company”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on August 20, 2015 (SEC Accession No. 0001193125-15-297750). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Proxy Statement. Where revised disclosure from the Proxy Statement is included in a response, we have marked the new disclosure in bold to show the changes.

In addition, on behalf of the Company, we hereby make the following representations: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Company’s filings; and (iii) the Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Proposal 2: Approve an Investment Advisory Contract Between the Funds and KAMCO

1.	Comment: Please include the representations required by Section 15(f)(1) of the Investment Company Act of 1940.

Response: The requirements of Section 15(f)(1) of the 1940 Act were not included within the terms and provisions of the Transaction between the Adviser and TA, nor were those representations presented to the Board of Directors of the Company for consideration as part of the Board’s approval of the new advisory agreement. Therefore, we respectfully decline to include those representations in the proxy statement. Notwithstanding the foregoing, we note supplementally that, following the Transaction,

Ms. Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

August 31, 2015

the Board will be composed of at least 75 percent directors who are “not interested” as that term is defined under the 1940 Act, and we also note that the fees charged to the Funds by the Adviser will not change following the Transaction.

2.	Comment: Please clarify that the shareholders of each Fund are voting on a proposal to approve a new investment advisory agreement, separate from the interim agreement resulting from the Transaction.

Response: In response to the Staff’s request, the following disclosure has been revised to clarify the proposal, as follows:

The Second Interim Agreement

Because the Transaction is scheduled to close in September 2015, prior to the special meeting of shareholders scheduled for October 29, 2015, the First Interim Agreement will automatically terminate on the date of the close of the Transaction. As a result, the Board met in person on August 19, 2015 to consider a second interim contract between the Funds and KAMCO (the “Second Interim Agreement”), which will extend from the date of the completion of the Transaction in September through the original termination date of the First Interim Agreement – October 31, 2015.

Rule 15a-4 under the 1940 Act has additional requirements in circumstances where an advisory contract is assigned and the controlling person directly or indirectly receives money or other benefit. ~~In addition to the~~Because the Second Change of Control occurred due to the Transaction and not due to an unexpected event (as was the case for the First Change of Control), the approval of the Second Interim Agreement mandated additional requirements beyond those set forth above for the Initial Change of Control:

(i)	the Board, including a majority of the Independent Directors, must approve the interim agreement prior to the previous contract being terminated;

(ii)	The Board, including a majority of the Independent Directors, must determine that the scope and quality of services to be provided to the Funds under the interim contract will be at least equivalent to the scope and quality of services provided under the previous contract; and

(iii)	The compensation earned under the contract must be held in an interest-bearing escrow account with the Funds’ custodian, to be paid to KAMCO only after shareholders approve a new contract before the end of the 150-day temporary period.

~~The Board met in person on August 19, 2015 to consider a second interim contract between the Funds and KAMCO (the “Second Interim Agreement”).~~ Pursuant to Rule 15a-4, the Board unanimously approved the Second Interim Agreement on August 19, 2015. During the meeting, in accordance with all other applicable requirements of Rule 15a-4, the Board determined that the terms and conditions of the Second Interim Agreement (including the compensation to be paid to KAMCO for its services) were identical in all material respects to those of the First Interim Agreement and the Previous Agreement. The Board considered that the same portfolio management team would continue to oversee the Funds under the Second Interim Agreement, and that the scope and quality of services to be provided to the Funds was equivalent to the scope and quality of services that KAMCO provided under the First Interim Agreement and the Previous Agreement. The Board also considered that the Second Interim Agreement contained the requisite escrow provisions set forth above and that it also would terminate on October 31, 2015 (or sooner upon the approval by shareholders of the Funds of a new advisory agreement).

The New Agreement

Ms. Ashley Vroman-Lee, Esq.

United States Securities and Exchange Commission

August 31, 2015

~~For~~Currently, KAMCO manages the Funds in accordance with the terms of the First Interim Agreement (and subsequently, the Second Interim Agreement, upon the close of the Transaction), with each interim agreement expiring on October 31, 2015. However, pursuant to the requirements of Section 15 of the 1940 Act, for KAMCO to continue to provide advisory services to the Funds beyond ~~the end of~~ the temporary 150-day period ending October 31, 2015, the majority of the outstanding securities of each Fund must vote in favor of a new advisory agreement. Therefore, shareholders of the Funds are being asked to approve the New Agreement between KAMCO and the Funds. No shareholder action is needed with respect to the Second Interim Agreement, which, as noted above, expires on October 31, 2015.

A draft of the proposed New Agreement is attached to this Proxy Statement as Appendix E. The proposed terms of the New Agreement are identical to the terms of the Previous Agreement, the First Interim Agreement and the Second Interim Agreement, except for the dates of its effectiveness and termination. Most notably, the New Agreement will not increase the advisory fee that any Fund pays to KAMCO for investment advisory services. A description of the key terms of the New Agreement, including a comparison to the terms of the Previous Agreement, is set forth below and is qualified in its entirety by reference to Appendix E.

Effective Date. The effective date of the New Agreement would be the date that shareholders of the Funds approve it.

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We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at 312-807-4393 or Alan Goldberg at 312-807-4227.

Sincerely,

/s/ Mark R. Greer

Mark R. Greer

cc:	Robert Kurinsky, Esq.